W17011 Beach Blvd., Suite 1500
Huntington Beach, CA. 92647

August 10, 2007

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Foldera, Inc.
Amendment No. 6 to Registration Statement on Form SB-2
File No. 333-139120

Ladies and Gentlemen:

Foldera, Inc. (the “Company”) hereby submits in electronic format for filing with the U.S. Securities and Exchange Commission (the “SEC”) one complete copy of Amendment No. 6 (the “Amendment”) to the captioned Registration Statement on Form SB-2, File No. 333-139120, as amended by Amendment No. 1 thereto, filed with the SEC on January 23, 2007, Amendment No. 2 thereto, filed with the SEC on April 17, 2007, Amendment No. 3 thereto, filed with the SEC on May 22, 2007, Amendment No. 4 thereto, filed with the SEC on June 25, 2007 and Amendment No. 5 thereto, filed with the SEC on July 27, 2007 (as amended, the “Registration Statement”), for the registration of shares of the Company’s common stock to be offered by holders of common stock and warrants to purchase common stock under a selling stockholder resale prospectus, including one complete copy of the exhibits listed in the Amendment as filed therewith, which has been marked to reflect the changes effected in the Registration Statement by the Amendment.

Three courtesy copies of this letter and the Amendment, together with all exhibits and supplemental information, are being provided directly to the staff for its convenience (attention: Scott Anderegg, Esq.) in the review of the foregoing documents.

The Amendment responds to the comments received from the staff of the SEC by letter dated August 6, 2007.

To facilitate the staff’s review, the numbered paragraphs below correspond to the numbered paragraphs in the letter of the SEC’s comments.

The Company wishes to be in a position to request acceleration of the effective date of the Registration Statement on or before August 13, 2007, and respectfully requests the staff to convey any comments it may have on the Amendment as early as possible to allow us to meet this schedule.

General

Comment No. 1: As correctly pointed out by the staff in its comment, the Company has issued the full 882,858 shares of common stock due to the October 2006 investors for delayed registration payments, and there will no further delayed registration payments due to those investors. There is, in fact, no requirement that the Company issue up to an additional 216,447 shares, and this reference has been deleted from the Amendment. The source of confusion regarding this matter is that the requirement to register an additional 10% of securities sold in the offering results in a different share amount than the 10% delayed registration payment, which as we have described in past correspondence was based on a formula involving the Company’s stock price leading up to the date of calculation. We apologize for the difficulty in resolving this issue.

Management’s Discussion and Analysis or Plan of Operation, page 14

Comment No. 2: In response to the staff’s comment, the Amendment contains discussion of the July 27, 2007 amendment to the Common Stock Purchase Agreement.

Comment No. 3: In response to the staff’s comment, the Amendment contains discussion of the previously disclosed resturctring plan and updates the previous contingency plan disclosure.

Quarterly Financial Statements

Note 10, page F-43

Comment No. 1: In response to the staff’s comment, the terms of the amendment to the Common Stock Purchase Agreement are disclosed in the notes to the financial statements.

Exhibits

Comment No. 2: An updated consent of our independent registered public accounting firm is filed as an exhibit to this Amendment.

Concluding Notes

A request for acceleration of the effectiveness of the Registration Statement will be submitted by the Company as soon as the SEC has reviewed this letter and its enclosures and has advised the Company that no further issues remain outstanding. At the time of the request, the Company will furnish a letter acknowledging the SEC’s position with respect to declaration of effectiveness and staff comments. The Company does not expect to rely on Rule 430A. As there is no underwriter involved in the offering, no representations with respect to compliance with Rule 15c2-8 will be made and, in addition, no letter from the National Association of Securities Dealers, Inc. clearing the underwriting compensation arrangements for the offering will be provided. We believe that all other supplemental information requested by the staff has been provided with this letter.

Should any member of the SEC’s staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of the Registration Statement or the Form 10-KSB, please do not hesitate to contact me (714-766-8712).

Very truly yours, Foldera, Inc. Reid Dabney Chief Financial Officer

Enclosures

cc:
H. Christopher Owings, Esq.
Assistant Director, Division of Corporation Finance
Scott Anderegg, Esq.
Staff Attorney, Division of Corporation Finance

Ms. Ta Tanisha Henderson
Accountant, Division of Corporation Finance

Mr. Spencer Feldman
Mr. Joshua Dean
Mr. Hamid Kabani